UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Axle ai, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 12, 2018

Physical address of issuer
38 Fenway, Boston, MA 02215

Website of issuer
http://www.axle.ai

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$239,434	$182,999
Cash and Cash Equivalents	$93,992	$9,255
Accounts Receivable	$111,318	$137,933
Short-term Debt	$199,046	$160,711
Long-term Debt	$654,044	$286,723
Revenues/Sales	$667,119	$859,455
Cost of Goods Sold	$64,594	$90,504
Taxes Paid	$0	$0
Net Income	-$188,510	-$248,116

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Samuel W. Bogoch
_____
(Signature)

Samuel W. Bogoch
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Samuel W. Bogoch
_____
(Signature)

Samuel W. Bogoch
_____
(Name)

CEO, Director
_____
(Title)

4/30/2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-A)

<p style="text-align:center;">**April 30, 2021**</p>

<p style="text-align:center;">**Axle ai, Inc.**</p>



The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering report:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.axle.ai

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Company was started in July of 2012 as a sole proprietorship owned by the CEO, Sam Bogoch. The Company then formed in Massachusetts as "Axle Video, LLC" a limited liability company on January 31, 2013. On July 12, 2018, the limited liability company was converted to a Delaware corporation as "Axle ai, Inc." The Company incorporated to accommodate future financing and fund raising. The Company changed their name to Axle ai, Inc. because artificial intelligence began to play a larger role in the company's technology.

The Company is located at 38 Fenway, Boston, MA 02215.

The Company's website is http://www.axle.ai

The Company conducts business in all 50 US States.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared audited or independently reviewed financial statements.
The financial information provided has not been reviewed or audited by an independent public accountant but have been certified by the chief executive officer of the Company. Therefore, you have no audited financial information

regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company relies heavily on its technology and intellectual property
The Company may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect the Company's rights in our services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. The Company also relies on laws pertaining to trademarks and domain names to protect the value of corporate brands and reputation.

Despite efforts to protect proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that the Company regards as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps we take may not prevent misappropriation of our technology or other proprietary assets. The efforts we take to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We may not be successful in obtaining registered trademarks or issued patents.
Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We are not currently protected from our competitors. Moreover, any patents which might be issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company has engaged in Related Party Transactions.
The company rents its headquarters office space from an LLC 100% owned by the CEO's family members (and 1/4 owned by the CEO). Prior to July 2012 rent was not assessed, and since then rent has been assessed at $4,000 per month which was 100% converted into Class A common equity in July of 2018. The four family members are now on the capitalization table. Going forward, all rent will be negotiated on a cash basis. Additionally, the wife of the CEO, invested $45,000 in late 2015 with terms covered by the same convertible note as David Feldman's note a few months later. Both notes were converted into Class A common equity in July of 2018.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company has not filed a Form D for any of its previous offerings and did not rely on 506(b) as previously stated.
The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply. In its previous Form C, the Company erroneously disclosed that it had relied on Reg D for its previous offerings of securities. The Company, in fact, was relying on Section 4 (a)(2).

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF

THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company sells software that helps media teams transcribe, search and manage their video content remotely from web browsers.

Business Plan
The Company's revenue is comprised of a mix of software license sales, recurring revenues from software use and professional services.

The Company's Products and/or Services

Product / Service	Description	Current Market
Axle.ai 2019	Media management software for video teams.	The market is the 400,000 video teams worldwide, in verticals such as sports venues, brands, houses of worship, advertising agencies, broadcasters, postproduction facilities, universities and political campaigns.
Ascribe.ai	Speech transcription module for axle ai.	The market is the 400,000 video teams worldwide, in verticals such as sports venues, brands, houses of worship, advertising agencies, broadcasters, postproduction facilities, universities and political campaigns.
Connectr.ai	Visual workflow software for video	The market is the 400,000 video teams worldwide, in verticals such as sports venues, brands, houses of worship, advertising agencies, broadcasters, postproduction facilities, universities and political campaigns.

Competition
We face competition from larger systems companies - Sony, Avid, Dalet and Grass Valley all of whom offer bigger, pricier solutions for video management, but they're beyond the reach of axle ai's targeted audience. We face competition from network storage companies - video specialists like EditShare, SNS, Facilis and others offer bundled software in this space. They are more limited in reach based on close hardware ties. We also face competition from major cloud companies Google, Amazon, Microsoft and even well-funded startup Frame.io who all provide powerful solutions in the cloud, but don't (yet) tackle key challenges of on-premise video storage.

Customer Base
Our customer base includes media teams worldwide. Axle AI sells largely at a departmental and workgroup level.

Intellectual Property
The Company currently owns no trademarks or patents but may seek to acquire intellectual property in the future.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not currently aware of any lawsuit against it.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Samuel W. Bogoch	CEO, Sole Director (July 2012-Present)	CEO, Axle. AI (July 2012-Present): - Responsible for the overall strategic direction of the company - Closely oversees most personnel decisions - Is responsible for relationships with large strategic customers such as Turner, MSG and WB - Directly interfaces with the investment community prior to any decision to bring on an AR manager

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Samuel W. Bogoch	CEO (July 2012-Present)	CEO, Axle. AI (July 2012-Present): - Responsible for the overall strategic direction of the company - Closely oversees most personnel decisions - Is responsible for relationships with large strategic customers such as Turner, MSG and WB - Directly interfaces with the investment community prior to any decision to bring on an AR manager	MD- Columbia University B.A. Physics and Chemistry – Harvard University
Patrice Gouttebel	VP of Product (July 2012-Present)	Product Manager, Axle AI (July 2012-Present) -Works closely with marketing team to set the vision, message and growth target for the product - Defines and plans product features as a product owner, writing relevant user stories and setting realistic goals for projects and tasks with engineers	Associates in International Business and Commerce – Bunker Hill Community College
Katy Scott	VP of Operations (2014-Present)	Operations Manager, Axle AI. - Manages the day-to-day operations of the company including customer management, accounts receivable 13 and payable, and product deployments.	B.S. Communication and Media – Fitchburg State University

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Class A Common Stock
Amount Authorized	5,471,000
Amount outstanding/Face Value	5,471,000
Par Value (if applicable)	$0.0200
Voting Rights	Yes, one vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize and issue more Common stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	41.4%
Other Rights	Preferential payments upon liquidity event. Option to convert to Class B Common Stock at any time.

Type/Class of security	Class B Common Stock (includes Option Pool)
Amount Authorized	14,529,000
Amount outstanding/Face Value	0
Options Issued and Outstanding	5,912,000
Par Value (if applicable)	$0.0200
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize and issue more Common stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming all options that have been issued prior to the Offering have vested).	44.7%

Type/Class of security	Warrants
Amount Authorized	$320,000
Shares Required Upon Conversion*	535,000
Par Value (if applicable)	N/A
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Warrants may be exercised and converted into equity which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4%
Other Rights	The Warrants have an exercise price of $0.01

Type/Class of security	Convertible Notes
Amount Authorized	$307,500
Shares Required Upon Conversion*	540,692
Par Value (if applicable)	N/A
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Convertible Notes are likely to convert into equity, which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.1%
Other Rights	$100,000 of the Convertible Notes will convert at a $1,666,667 Valuation Cap. The Convertible Notes will convert automatically upon the occurrence of a qualified financing event prior to the maturity date. $207,500 of the Convertible Notes will convert upon a a qualified financing event, meaning an equity financing in which the company raises at least $300,000 at a pre-money valuation of at least $5,000,000

Type/Class of security	Convertible Note
Amount Authorized	$100,000
Shares Required Upon Conversion*	126,477
Par Value (if applicable)	N/A
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Convertible Note may convert into equity, which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1%
Other Rights	The Notes have a $9,000,000 Valuation Cap, 20% discount, and a 7% interest rate

Type/Class of security	KISS
Amount Authorized	$150,000
Shares Required Upon Conversion*	455,320
Par Value (if applicable)	N/A
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The KISS will convert into equity, upon a qualifying financing event which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.5%
Other Rights	Upon a financing in which the company raises at least $300,000 at a pre-money valuation of at least $5,000,000, the KISS will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price. The conversion price will be based on a $3,750,000 Valuation Cap

Type/Class of security	Crowd SAFE
Amount Authorized	$107,000
Shares Required Upon Conversion*	173,997
Par Value (if applicable)	N/A
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE will convert into equity, upon a qualifying financing event which will dilute other equity holders including the holders of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.3%
Other Rights	The SAFEs have a $7,000,000 Valuation Cap and 20% discount

* In calculating the shares required for conversion, the valuation cap for each convertible security was used. While it is likely that they will convert at such a valuation, they could also convert at a lower valuation, which would require additional shares to convert.

The Company has the following debt outstanding:

Creditor	Sam Bogoch
Amount outstanding	$188,770
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Other Material Terms	Sam is the CEO of Company
Maturity Date	None

Creditor	Rapid Finance
Amount outstanding	$64,280
Interest Rate and Amortization Schedule	28% For $70,000
Description of Collateral	Personal Guarantee by CEO
Maturity Date	$70,000 matures 12/25/2021

Creditor	Kabbage
Amount outstanding	$592
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Maturity Date	5/14/2021

Creditor	Bank of America
Amount outstanding	$26,162
Interest Rate and Amortization Schedule	17.74%
Description of Collateral	None
Other Material Terms	None
Maturity Date	Payments due monthly

Creditor	Bank of America Credit Card 1 - 8829
Amount outstanding	$7,060
Interest Rate and Amortization Schedule	17.74%
Description of Collateral	None
Other Material Terms	25.74% interest on cash advance
Maturity Date	Payments due monthly

Creditor	Bank of America Credit Card 2 - 4051
Amount outstanding	$14,146
Interest Rate and Amortization Schedule	17.74%
Description of Collateral	None
Other Material Terms	25.74% interest on cash advance
Maturity Date	Payments due monthly

Creditor	Bank of America Credit Card 3
Amount outstanding	$6,953
Interest Rate and Amortization Schedule	25.49%
Description of Collateral	None
Other Material Terms	None
Maturity Date	Payments due monthly

Creditor	Bank of America Credit Card 4
Amount outstanding	$7,000
Interest Rate and Amortization Schedule	18.49% interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	Payments due monthly

Creditor	Various Loans from Option Holders
Amount outstanding	$182,557
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Maturity Date	None

Creditor	Trade Payables
Amount outstanding	$80,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Maturity Date	None

Creditor	Small Business Administration EIDL
Amount outstanding	$149,900
Interest Rate and Amortization Schedule	3.75% interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	7/06/2051

Creditor	Payroll Protection Plan
Amount outstanding	$9,620
Interest Rate and Amortization Schedule	1% interest
Description of Collateral	None
Other Material Terms	May be subject to Federal forgiveness
Maturity Date	5/25/2027

Creditor	FundBox
Amount outstanding	$3,837
Interest Rate and Amortization Schedule	55% interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	10/20/2021

Creditor	Brex
Amount outstanding	$957
Interest Rate and Amortization Schedule	0% interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	5/23/2021

Creditor	Stripe
Amount outstanding	$3402
Interest Rate and Amortization Schedule	10.2% interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	8/24/2022

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sam Bogoch	3,958,000/Class A Common Stock	72.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Company was started in July of 2012 as a sole proprietorship owned by the CEO, Sam Bogoch. The Company then formed in Massachusetts as "Axle Video, LLC" a limited liability company on January 31, 2013. On July 12, 2018, the limited liability company was converted to a Delaware corporation as "Axle ai, Inc." The Company incorporated to accommodate future financing and fund raising. The Company changed their name to Axle ai, Inc. because artificial intelligence began to play a larger role in the company's technology.

Previous Offerings of Securities
In its previous Form C, the Company erroneously disclosed that it had relied on Reg D for its previous offerings of securities. The Company, in fact, was relying on Section 4 (a)(2). Below is an updated chart of the Company'
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$150,000	General Operations	7/27/2018	Section 4(a)(2)
Convertible Note	$100,000	General Operations	12/31/2019	Section 4(a)(2)
Convertible Note	$25,000	General Operations	3/18/2018	Section 4(a)(2)
Convertible Note	$20,000	General Operations	3/18/2018	Section 4(a)(2)
Convertible Note	$10,000	General Operations	3/18/2018	Section 4(a)(2)
Convertible Note	$2,500	General Operations	3/18/2018	Section 4(a)(2)
KISS	$45,000	General Operations	7/27/2018	Section 4(a)(2)
KISS	$45,000	General Operations	8/3/2018	Section 4(a)(2)
KISS	$60,000	General Operations	9/14/2018	Section 4(a)(2)
Convertible Note	$100,000	General Operations	3/1/2021	Section 4(a)(2)
Warrants	$320,000	General Operations	3/1/2021	Section 4(a)(2)
Crowd SAFE	$107,000	General Operations	6/4/2020	Section 4(a)(6)

TAX MATTERS

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Our offices are located at 38 the Fenway in Boston, a property 24% owned by Sam Bogoch (the remainder is owned by 3 other family members). We have not paid cash for rent at any point. This debt was converted this debt to equity a year ago. The three family members were given Class A Common Stock in exchange for the debt. Our most recent year's rent is listed under debt above. The Company pays the utilities. The CEO, Sam Bogoch, loaned the Company $188,770. The amount is still outstanding. See Debt Section for details.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

I, Samuel W. Bogoch, being the founder of Axle ai, Inc., a Delaware Corporation (the "Company"), hereby certify as of this 30th day of April 2021 that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income (deficit), stockholders' equity and cash flows for the years ended December 31, 2019 and December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects

/s/ Samuel W. Bogoch
_____
(Signature)

Samuel W. Bogoch
_____
(Name)

CEO, Director
_____
(Title)


axle ai, Inc.
BALANCE SHEET
12/31/2020 and 12/31/2019


	2020	2019
Assets		
Cash	93,992	9,255
Accounts Receivable	111,318	137,933
Inventory	10,367	4,940
Other Assets	1,299	1,299
Total current assets	216,976	153,427
Intangible assets - net	22,458	29,572
Total Assets	239,434	182,999
Liabilities		
Accounts Payable	167,073	159,889
Shareholder Loan	31,973	823
Total current liabilities	199,046	160,711
Loans Payable	251,010	139,934
Convertible Notes Payable	403,035	307,500
Total Liabilities	853,090	447,434
Stockholders' equity		
Additional Paid In Capital	285,305	285,305
Accumulated Deficit	(898,961)	(710,452)
Total Stockholders' equity	(613,656)	(425,146)
Total liabilities and stockholders' equity	239,434	182,999

axle ai, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue		
Sales	563,685	756,585
Consulting Income	103,433	102,870
Total Revenue	667,119	859,455
Cost of Goods Sold	64,594	90,504
Gross Profit	602,524	768,951
Operating Expenses		
Contractor Fees	556,908	767,946
Bank & Financing Fees	20,491	10,989
Salaries & Wages	46,173	-
Computer Expenses	41,788	36,487
Trade Show & Advertising	37,567	63,915
General and Administrative	20,835	53,826
Professional Fees	34,266	10,259
Travel	11,394	65,516
Total Operating Expenses	769,421	1,008,939
Total Operating Income	(166,897)	(239,988)
Other Income (Expenses)		
Grant Income	10,000	-
Amortization Expense	(31,613)	(8,128)
Net Loss	(188,510)	(248,116)